

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-Mail
Mr. Peter James Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne, Victoria, Australia 3004

> **Re: Legend International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Response dated October 17, 2013**
> **File No. 000-32551**

Dear Mr. Lee:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Certain Relationships and Related Transactions, and Director Independence, page 62

1.   We note your draft disclosure and response to the last bullet point of comment 3 of our letter dated September 25, 2013. Please revise to:

- Clarify the purpose of the disclosed advances to Axis, as explained in your response letter; in this regard, it is unclear why payments to the affiliate for services are not made at the time the service is provided instead of in advance;

- Disclose the status and expected time-frame for resolving "discussions in relation to AXIS providing security to the Company for the amount outstanding," and

- Disclose, if true, that "there are no agreements or understandings addressing the priority or dispensation of fiduciary duties" with respect to the discussions to resolve the amount outstanding owed by AXIS or any other conflict of interest with AXIS or other affiliates.

You may contact Ron Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/Tia L. Jenkins for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining